AGAVE SILVER CORP.

1601 - 675 West Hastings Street

Vancouver, BC V6B 1N2

1-604-687-4622

1-888-267-1400

www.agavesilver.com

December 3, 2013	TSX Venture Exchange Symbol: AGV

Agave Silver Corp. CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT FINANCINg; provides update on Kaslo property; announces intention to ATTAIN flow through financing

Vancouver, BC - Agave Silver Corp. (“Agave” or the “Company”) (TSX-V: AGV; OTCQB: ASKDF) is pleased to announce the closing of the second tranche of its previously announced non-brokered private placement (the “Private Placement”) for total proceeds (including proceeds from the first tranche of the Private Placement) of $1,030,000. The Private Placement was entirely subscribed by insiders, directors and officers of the Company.

The Private Placement consisted of the issuance of 10,300,000 units of the Company (“Units”) at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing.

In accordance with applicable securities legislation, securities issued pursuant to the Private Placement are subject to a hold period of four months plus one day from the date of completing the Private Placement.

Additionally, the Company is pleased to provide an update on its Kaslo Silver Property (“Kaslo” or “the property”). Kaslo has been a host to six high grade silver mines across the property in the first half of the last century. A recent site visit has suggested from old mine dumps that the banded sulphide mineralization is similar in all mines and has been traced for 14 km across the property. Agave is looking forward to a comprehensive report from Dr. Derek McBride P. Eng., our Qualified Person for NI 43-101 at Kaslo.

Agave has recently been able to advance the expiry date on Kaslo through the use of their company Portable Assessment Credits Account. This action gives security of tenure on the property for a further five years. The tenure will be advanced further with assessment reports arising from future work programs.

The Company is also pleased to announce that it intends to complete a flow-through private placement financing in the coming weeks. Common shares issued pursuant to the flow-through private placement will be 100% eligible for Canadian Exploration Expense (CEE) as defined by the Canadian Income Tax Act.

On behalf of the board of Agave Silver Corporation

Ronald M. Lang

President and CEO

For Investor Relations please call: Rob Paul at 604-817-6010 or Ron Lang at 604-558-3908.

This news release contains "forward-looking information" and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward‑looking information in this News Release includes, but is not limited to, statements about the Company’s Kaslo property; and statements about the intention to complete a flow-through private placement. Forward-looking information is based on a number of assumptions which management believes are reasonable. While management considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others, that there may be no economically viable mineralization on the Company’s Kaslo property; the Company may not have security of tenure on the Kaslo property as currently anticipated; a comprehensive report on the Kaslo property may not be completed as currently anticipated, or at all; the Company may not be able to complete a flow through private placement as currently anticipated, or at all; fluctuations in commodity prices and demand; currency exchange rates; conditions in the financial markets and the overall economy may continue to deteriorate; the need to obtain additional financing and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com. All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.